

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2023

Kelly J. Potes
Chief Executive Officer
ChoiceOne Financial Services, Inc.
109 East Division Street
Sparta, Michigan 49345

> **Re: ChoiceOne Financial Services, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 1, 2023**
> **File No. 333-272337**

Dear Kelly J. Potes:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Madeleine Mateo at 202-551-3465 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Charlie Goode, Esq.